KHOSLA VENTURES ACQUISITION CO. II

2128 Sand Hill Road

Menlo Park, California, 94025

October 20, 2021

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Derby, Staff Attorney

Re: Khosla Ventures Acquisition Co. II Registration Statement on Form S-4

File No. 333-258033

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Khosla Ventures Acquisition Co. II hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 P.M., Eastern Time, on October 21, 2021, or as soon as practicable thereafter.

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Securities and Exchange Commission

October 20, 2021

Please direct any questions regarding this correspondence to our counsel, Brian Paulson of Latham & Watkins LLP, at brian.paulson@lw.com or (415) 395-8149.

Very truly yours,

Khosla Ventures Acquisition Co. II

/s/ Samir Kaul
Name: Samir Kaul
Title: Chief Executive Officer

cc:	Larry Spirgel, Office Chief

Stephen Krikorian, Accounting Branch Chief

Laura Veator, Senior Staff Accountant

Jan Woo, Legal Branch Chief

Peter Buckland, Chief Financial Officer of Khosla Ventures Acquisition Co. II

Jim Morrone, Latham & Watkins LLP

Cynthia C. Hess, Fenwick & West LLP

Ethan A. Skerrey, Fenwick & West LLP

Ran D. Ben-Tzur, Fenwick & West LLP

Michael S. Pilo, Fenwick & West LLP